                                   FORM 11-K






(Mark one)


     [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


For the fiscal year ended December 31, 2000


                                      OR



     [_] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________.



Commission file number # 001-04364


                  RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A

                              Ryder System, Inc.
                              3600 N.W. 82 Avenue
                             Miami, Florida  33166

                             REQUIRED INFORMATION
                             --------------------


FINANCIAL STATEMENTS & SCHEDULES                                        PAGE NO.
--------------------------------                                        --------

 . Independent Auditors' Report                                             2
 . Statements of Net Assets Available for Plan Benefits
     December 31, 2000 and 1999                                            3
 . Statements of Changes in Net Assets Available for Plan Benefits
     For the years ended December 31, 2000 and 1999                        4
 . Notes to Financial Statements                                            5
 . Schedule I: Form 5500, Schedule H, Line 4i:
     Schedule of Assets Held for Investment Purposes at the End of
     Plan Year December 31, 2000                                          12
 . Schedule II:  Form 5500, Schedule H, Line 4j:
     Schedule of Reportable Transactions for the year ended
     December 31, 2000                                                    14

EXHIBITS
--------

 . Exhibit Index                                                           15
 . Independent Auditors' Consent                                           16


                                   SIGNATURE
                                   ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                    RYDER SYSTEM, INC.
                                    EMPLOYEE SAVINGS PLAN A


Date: June 29, 2001                 By:  /s/ CHALLIS M. LOWE
                                       -------------------------------

                                    Challis M. Lowe
                                    Executive Vice President Human Resources,
                                    Plan Administrator

                         INDEPENDENT AUDITORS' REPORT


The Participants and Administrator
Ryder System, Inc. Employee Savings Plan A:

We have audited the accompanying statements of net assets available for plan benefits of Ryder System, Inc. Employee Savings Plan A (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Miami, Florida
June 15, 2001

                  RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A
             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                          DECEMBER 31, 2000 AND 1999


                                                       2000            1999
                                                   ------------    ------------

Assets
Investments:
  Short-term money market instruments            $    3,479,854  $    5,751,848
  Investment contracts, at contract value            37,764,893      35,618,267
  Mutual funds                                       93,234,244     103,701,133
  Ryder System, Inc. Common Stock Fund               10,767,301      12,047,823
  Participant loans receivable                       10,660,658      10,457,949
                                                   ------------    ------------
      Total investments                             155,906,950     167,577,020

Receivables:
  Employer contribution                                 217,777         519,611
  Employee contribution                                 240,342         314,086
  From other plans                                            -         537,657
                                                   ------------    ------------
     Total receivables                                  458,119       1,371,354
                                                   ------------    ------------
Net assets available for plan benefits           $  156,365,069  $  168,948,374
                                                   ============    ============

  The accompanying notes are an integral part of these financial statements.

                  RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A
        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                                2000                         1999
                                                                         ------------------           ------------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation) in value of investments            $        (24,162,262)        $         19,756,333
    Dividends                                                                     9,086,644                    9,522,721
    Interest                                                                      3,166,585                    3,215,315
                                                                         ------------------           ------------------
        Net investment income (loss)                                            (11,909,033)                  32,494,369
                                                                         ------------------           ------------------

Contributions:
  Employer                                                                        2,472,827                    3,269,869
  Employee                                                                        9,623,156                    9,694,467
                                                                         ------------------           ------------------
        Total contributions                                                      12,095,983                   12,964,336
                                                                         ------------------           ------------------

        Total additions                                                             186,950                   45,458,705
                                                                         ------------------           ------------------

Deductions from net assets attributed to:
  Distributions to plan participants                                              9,167,535                    9,743,452
  Transfers to other plans                                                        3,434,196                    8,311,958
  Administrative expenses                                                           168,524                      177,432
                                                                         ------------------           ------------------
        Total deductions                                                         12,770,255                   18,770,499
                                                                         ------------------           ------------------

        Net increase (decrease)                                                 (12,583,305)                  27,225,863

Net assets available for plan benefits:
  Beginning of year                                                             168,948,374                  141,722,511
                                                                         ------------------           ------------------
  End of year                                                          $        156,365,069         $        168,948,374
                                                                         ==================           ==================

  The accompanying notes are an integral part of these financial statements.

                  RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A
                         NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

   The following description of the Ryder System, Inc. Employee Savings Plan A (the "Plan") provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

   General. The Plan, established January 1, 1984, is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant's rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

   The Plan Administrator is the Ryder System, Inc. Retirement Committee comprised of seven persons appointed by the Ryder System, Inc. Board of Directors. The Plan's trustee and recordkeeper is Fidelity Management Trust Co. and Fidelity Investments Institutional Operations Company, respectively.

   Eligibility. Participation in the Plan is voluntary. In general, any non-salaried employees of Ryder System, Inc. (the "Company") and participating affiliates are immediately eligible to participate in the Plan. However, an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan. In addition, employees eligible to participate under another Company sponsored qualified savings plan, will be excluded from participation in the Plan.

   Contributions. Participants may elect to contribute to the Plan by having their compensation reduced by a minimum of 1% of compensation up to a maximum of the lesser of a) 10% or 15% of compensation, depending on an individual's annual salary level, b) IRS limit of $10,500 and $10,000 in 2000 and 1999 respectively or c) such other amount as shall be determined by the Plan Administrator from time to time. Participants can also elect a direct rollover of an existing balance from a tax qualified retirement or savings plan into the Plan. Participants may elect to contribute to any of thirteen investment options and may transfer among funds on a daily basis. If a participant meets certain requirements related to employment date, age, and service hours, the Company will contribute to the participant's account. The Company matches 50% of the employees annual contribution not to exceed the greater of (1) 50% of the first $1,200 in contributions for any plan year, or, (2) 50% of the first 4% of the employee's compensation for any plan year (the Company will contribute an additional 2% match if the Company meets its Economic Value Added ("EVA") goal or a pro-rata portion of the EVA match based on the portion of EVA goal attained). Company contributions are automatically allocated to the Ryder System, Inc. Common Stock Fund and will remain there until the participant terminates employment or reaches age 55, which ever comes first.

   Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balance. Earnings are currently allocated on a daily basis. The benefit for a participant is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. In 2000 and 1999, employer contributions were reduced by $68,962 and $262,258, respectively, from forfeited nonvested accounts. At December 31, 2000, forfeited nonvested accounts available to reduce future employer contributions totaled $18,443.

   Vesting. Participants are immediately vested in their contributions plus earnings thereon. Upon completion of two years of service, participants vest 25% in the Company contributions and the earnings attributable to such contributions and 25% upon completion of each year thereafter until they are fully vested. At retirement age, (the earlier of age 65 or the date in which a participant has both attained age 55 and completed at least 10 years of service), a participant becomes fully vested in the Company contributions and the earnings attributable to such contributions.

   Participant Loans. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and accrue interest at a rate which is comparable to those of most major lending institutions. Interest rates vary depending on the current prime interest rate. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan's investment funds based on the participant's investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

   Distributions. On termination of service, if a participant's account balance is greater than $5,000, a participant's account is distributed to the participant in the form of a single lump-sum payment upon receipt of participant's consent. Terminated participants whose account balance is less than $5,000 receive automatic distributions. As of December 31, 2000 and 1999, amounts allocated to accounts of terminated persons who have not yet been paid their automatic distributions totaled $77,018 and $350,402, respectively. A participant may request a withdrawal of all or a portion of his elective contribution account balance if he can demonstrate financial hardship. The Plan administrator approves the request, and the amount withdrawn cannot be subsequently repaid to the Plan. Such amounts will be considered distributions to the participant for income tax purposes.

2. Summary of Significant Accounting Policies

   Basis of Accounting. The financial statements of the Plan are prepared on the accrual basis of accounting.

   Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in United States of America requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

  Investments. Short-term money market instruments are stated at cost, which approximates fair value. Investments in fully benefit-responsive insurance company and bank guaranteed investment contracts ("GICs") are stated at contract value which represents cost plus accrued interest (Note 5). A fully benefit-responsive contract provides for a stated return on principal invested over a specified period and permits withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the Plan.

  Investments in synthetic GICs (investments for which the plan owns certain fixed income securities and the contract issuer provides a "wrapper" contract (a derivative financial instrument) that guarantees a fixed rate of return and provides benefit responsiveness) are also stated at contract value. The Ryder System, Inc. Common Stock Fund ("RCS Fund") is offered as an investment option to participants in the Plan. The RCS Fund invests primarily in Ryder System, Inc. common stock, which is traded on the New York Stock Exchange under the ticker symbol (R) and is valued at quoted market price. A small portion of the fund is invested in short-term money market investments. The money market portion of RCS Fund provides liquidity which enables the Plan participants to transfer money daily among all investment choices.

  Mutual funds are valued at quoted market prices, which represent the net asset value of the securities held in such funds. Participant loans bear interest at market rates and are stated at the outstanding principal balance plus accrued interest, which approximates fair value.

  Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the statements of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the related gains or losses and the unrealized appreciation (depreciation) on those investments. Dividends on Company common stock and mutual funds are recorded on the record date. Interest income is recorded on the accrual basis.

  Payment of Benefits.  Benefits are recorded when paid.

  Risk and Uncertainties. The Plan's invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

  Recent Accounting Pronouncements. In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards
  (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, requires all derivatives, including certain derivatives embedded in other contracts, to be recognized at fair value as either assets or liabilities in the financial statements and establishes new accounting rules for hedging instruments. The Plan will adopt SFAS No. 133 as of the beginning of the Plan year, January 1, 2001. Because the Plan currently accounts for all financial instruments at fair value (or amounts that approximate fair value), the adoption of this statement is not expected to have a material impact on the recognized investment income or the net assets available for benefits of the Plan.

3.   Investments

     The Plan held the following individual investments whose aggregate fair value equaled or exceeded 5% of the Plan's net assets at either December 31, 2000 or 1999:


                                                       2000            1999
                                                       ----            ----

     Ryder System, Inc. Common Stock Fund*       $  10,767,301   $  12,047,823
     Fidelity Equity-Income Fund                    17,519,690      16,951,339
     Putnam Voyager Fund A                          41,451,660      51,071,244
     Fidelity Contrafund                            14,384,965      16,079,774

     * Partially nonparticipant-directed, see Note 4

     During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $(24,162,262) and $19,756,333 respectively, as follows:

                                                      2000              1999
                                                      ----              ----

     Mutual Funds                              $  (20,284,549)    $  20,281,252
     Ryder System, Inc. Common Stock Fund          (3,877,713)         (524,919)
                                               ---------------    --------------
                                               $  (24,162,262)    $  19,756,333
                                               ===============    ==============


4.   Nonparticipant-directed Investments

     Information about the net assets and the significant components of the changes in net assets related to nonparticipant-directed investments is as follows:

                                                        December 31,
                                                   2000              1999
                                                   ----              ----
     Net Assets:
      Ryder System, Inc. Common Stock Fund      $  3,852,695     $  3,204,952

                                                         Year ended
                                               December 31,       December 31,
                                                   2000              1999
                                                -------------    -------------
     Changes in Net Assets:
      Contributions                             $  2,345,914     $  2,175,935
      Net depreciation                            (1,425,473)        (144,172)
      Distributions to plan participants              (5,753)          (6,070)
      Transfers                                     (120,992)        (371,203)
      Loan Withdrawals                              (144,629)        (115,894)
      Administrative Expenses                         (1,324)            (235)
                                                -------------    -------------
                                                $    647,743     $  1,538,361
                                                =============    =============

5.   Investment Contracts with Insurance Companies

     The Managed Interest Income Fund, one of the Plan's investment funds, may be invested in short-term money market instruments through the Fidelity Short-Term Interest Fund and contracts with insurance companies, banks and other financial institutions. The Managed Interest Income Fund continues to maintain investments in fully benefit-responsive traditional and synthetic guaranteed investment contracts with various insurance companies, banks, and financial institutions. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. These contracts are included in the financial statements at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

     There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average annual yield for the Managed Interest Income Fund was 6.1% and 6.0% in 2000 and 1999, respectively. The weighted average crediting interest rates for the investment contracts as of December 31, 2000 and 1999, were 5.8% and 5.6%, respectively. At December 31, 2000 and 1999 the fair value of the underlying assets of the synthetic GICs and the value of the related "wrapper" contracts were $34,641,570 and $113,750, respectively and $26,217,604 and $655,037, respectively. At December 31, 2000 and 1999, the contract value and fair value of the traditional GICs were $3,507,978 and $3,531,037, respectively and $8,745,626 and $8,492,137, respectively.

6.   Plan Transfers

     The Company also sponsors the Ryder System, Inc. Employee Savings Plan B ("Plan B") for salaried employees and Ryder Integrated Logistics, a subsidiary of Ryder System, Inc., field hourly employees. Account balances of non-salaried employees or Ryder Integrated Logistics field hourly employees who change to salaried positions are transferred to Plan B. Transfers to other Company plans, mostly Plan B, for 2000 and 1999 amounted to, $3,310,704 and $605,149, respectively.

     On September 13, 1999, the Company sold Ryder Public Transportation Services ("RPTS") to FirstGroup plc. Due to the sale of RPTS, plan assets of $123,492 and $7,706,809 were transferred from the Plan in 2000 and 1999, respectively, to a new plan established by FirstGroup plc.

7.   Related Party Transactions

     The Plan holds shares of Ryder System, Inc. common stock and recorded dividend income, net realized losses on sale and net unrealized depreciation in value of these securities.

     Certain Plan investments are shares of mutual funds managed by Fidelity Management Company, which is affiliated with the Plan's current trustee and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan to Fidelity Management Company for investment management and recordkeeping services amounted to $168,524 and $177,432 for the years ended December 31, 2000 and 1999, respectively.

8.   Plan Termination

     While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant's account.

9.   Tax Status of the Plan

     The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the "Code") and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. A favorable tax determination letter dated August 26, 1996 has been obtained from the Internal Revenue Service. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the Code.

     Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

     Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan, at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 1/2, then certain special tax rules may be applicable.

10.  Reconciliation of Financial Statements to Forms 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                                 December 31,
                                                                                            2000              1999
                                                                                            ----              ----
     Net assets available for benefits per the financial statements                   $   156,365,069    $  168,948,374
     Amounts allocated to withdrawing participants with balances
       less than $5,000                                                                       (77,018)         (350,402)
                                                                                      ----------------   ---------------
     Net assets available for benefits per the Form 5500                              $   156,288,051    $  168,597,972
                                                                                      ================   ===============

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                         Year ended
                                                                                      December 31, 2000
                                                                                      -----------------

     Benefits paid to participants per the financial statements                            $  9,167,535
     Add:  Amounts allocated to withdrawing participants with
      balances less than $5,000 at December 31, 2000                                             77,018
     Less:  Amounts allocated to withdrawing participants with
      balances less than $5,000 at December 31, 1999                                           (350,402)
                                                                                           -------------
     Benefits paid to participants per the Form 5500                                       $  8,894,151
                                                                                           =============

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                  RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A

                                  SCHEDULE I
                        FORM 5500, SCHEDULE H, LINE 4i
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                 AT THE END OF THE PLAN YEAR DECEMBER 31, 2000

                                                                                 Current
                                                                                  Value
                                                                            -----------------
IDENTITY OF ISSUER OR BORROWER/DESCRIPTION OF INVESTMENTS:

SHORT TERM MONEY MARKET INSTRUMENTS:

  Fidelity Short-Term Interest Fund*                                           $  3,479,854
                                                                               --------------
INVESTMENT CONTRACTS:

Traditional Guaranteed Investment Contracts:

  Allstate Life Insurance Co.
      6.87% contract, due 04/01/02                                                1,589,328
  John Hancock Mutual Life Insurance Co.
      7.21% contract, due 10/01/01                                                  711,566
   Monumental Life Insurance Co.
      7.03% contract, due 12/31/01                                                  644,823
   Principal Life Insurance Co.
      7.05% contract, due 07/02/01                                                  562,261
                                                                            -----------------
                                                                                  3,507,978
                                                                            -----------------

Synthetic Guaranteed Investment Contracts:

   AIG Financial Products Corp.
      6.50% contract, due 7/15/02
      ABS/CELT 1997-B A4                                                            722,337
   Chase Manhattan Bank
      5.11% contract, due 02/18/03
      ABS/HONDA OWNER 99-1 (A4) HAROT                                             1,399,951
          Wrapper                                                                    20,617
   Chase Manhattan Bank
      5.95% contract, due 07/15/03
      ABS/MBNA 1998-D (A) MBNAM                                                   1,412,585
          Wrapper                                                                       407
   Deutsche Bank
       5.20% contract, due 01/15/01
      ABS/GMAC CARAT 99-1 (A3) CARAT                                              2,043,657
          Wrapper                                                                    20,194
   Deutsche Bank
       5.76% contract, due 08/15/01
      CMO/FHLMC 1660-E 6% 1/07 PAC                                                  311,121
          Wrapper                                                                       466
   Monumental Life Insurance Co.
      5.84% contract, due 04/15/04
      ABS/ARCADIA 1998-C (A3) ARCA FSA                                              811,894
          Wrapper                                                                     2,222
   Monumental Life Insurance Co.
      6.53% contract, due 01/17/05
      ABS/DISCOVER 1999-6 (A) DCMT                                                1,472,770
   Monumental Life Insurance Co.
      5.11% contract, due 12/18/00
      ABS/FIRST USA 1997-6 (A) FUSAM                                              1,424,384
          Wrapper                                                                    19,237
   Monumental Life Insurance Co.
      6.67% contract, due 03/15/05
      ABS/SEARS 1999-1 (A) SCAMT                                                  1,378,035
   Monumental Life Insurance Co.
      6.16% contract, due 11/15/02
      CMO/FHR 1577 PG                                                             1,451,222
   Morgan Guaranty
      6.02% contract, due 10/17/05

      CMO/FH 1601-PH 6% 4/08 PAC 1                               1,417,687
Morgan Guaranty
     5.53% contract, due 12/15/00
      CMO/FH 1602-PH 6% 4/23 CMO PAC 1                           2,017,806
          Wrapper                                                   35,231
Morgan Guaranty
     5.98% contract, due 10/15/04
      CMO/FH 1619-PH  6.05 9/22 PAC-1                            1,116,794
State Street Bank
     5.85% contract, due 04/15/03
      CMO/FHR 1661 PG                                            1,060,680
          Wrapper                                                    2,998
Transamerica Life Insurance and Annuity Co.
     6.38% contract, due 10/25/02                                1,411,943
      ABS/DAYTON HUDSON 97-1 DHMT
Union Bank of Switzerland
     6.10% contract, due 10/08/01
      ABS/PREMIER 97-3 (A5) PRAT                                   499,697
          Wrapper                                                      700
Union Bank of Switzerland
     6.91% contract, due 12/26/03
      ABS/WEST PENN FUND 99-A (A2) WPP                           1,408,358
Various
     6.85% contract, various
      Citigroup 6.75% 12/01/05                                     191,529
      FHR 1601 PL 6% 10/08 PAC                                     749,906
      FHR 1650 H 6.25 10/22 PAC                                    754,026
      FHG 32 TH 7% 9/22 PAC-I                                    1,146,098
      FHR 2134 H 6.5% 12.24 SEQ                                    617,368
      FNMA 94-51 PH 6.5% 1'23                                    1,137,926
      FANNIE MAE 7% 7/15/05                                      3,029,513
      GE CAP CORP 7.5% 5/15/05                                     799,449
      JPMC 00-C10 A1 7.1075 CMB                                    224,608
      MSFWC 2000-PRIN A1 7.07 C                                    332,218
      SMB7 2000-C2 A1 7.331 CMB                                    780,367
      USTN 5.75% 8/15/03                                           502,910
      UST NOTES 7.00% 7/15/06                                      836,821
      WACHOVIA CORP 6.925 10'03                                    230,212
Westdeutsche Landesbank
     5.70% contract, due 04/15/04
     ABS/AMERICAN EXPRESS 99-1 (A) AMXCA                         1,401,873
         Wrapper                                                    11,315
Westdeutsche Landesbank
     6.22% contract, due 02/15/01
     ABS/GT 1996-2 A2                                               47,420
         Wrapper                                                       363
                                                             -------------
                                                                34,256,915
                                                             -------------
     Total Investment Contracts                                 37,764,893
                                                             -------------
MUTUAL FUNDS:

     Fidelity Equity-Income Fund*                               17,519,690
     Putnam Voyager Fund A                                      41,451,660
     Fidelity Contrafund*                                       14,384,965
     Fidelity Diversified International Fund*                    6,847,616
     Fidelity Asset Manager Growth*                              1,111,343
     Fidelity Asset Manager*                                       898,414
     Fidelity Asset Manager Income*                                385,025
     Fidelity U.S. Bond Index Fund*                                822,629
     Spartan U.S. Equity Index Fund*                             2,306,594
     Fidelity Aggressive Growth Fund*                            4,300,004
     Fidelity Growth Company Fund*                               3,206,304
                                                             -------------
                                                                93,234,244
                                                             -------------

Ryder System, Inc. Common Stock Fund* (cost: $16,591,397 )      10,767,301

Participant Loans (average interest rates 8.50% - 9.50%)        10,660,658
                                                             -------------
                                                             $ 155,906,950
                                                             =============

* Represents a Party-In-Interest

                  RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A

                                  SCHEDULE II
                        FORM 5500, SCHEDULE H, LINE 4j
                      SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 2000


                          NO REPORTABLE TRANSACTIONS

                                 EXHIBIT INDEX


EXHIBIT                           DESCRIPTION
-------                           -----------

23.1                      Independent Auditors' Consent